

Mail Stop 3561

June 3, 2016

Alyson M. Mount
Senior Vice President and Chief Accounting Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

> **Re:** **Entergy Corporation**
> **Entergy Louisiana LLC**
> **Entergy New Orleans, Inc.**
> **Entergy Texas, Inc.**
> **System Energy Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-11299, 001-32718, 001-35747, 001-34360 and 001-09067**

Dear Ms. Mount:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Entergy Corporation

Management's Financial Discussion and Analysis

Critical Accounting Estimates

Impairment of Long-lived Assets and Trust Fund Investments, page 43

1. We note your discussion of the impairment charges you recorded related to your FitzPatrick, Pilgrim and Palisades plants, both here and in Note 1 to your financial statements. Please address the following comments.

   • We also note your disclosure on page 70 that the test for Indian Point indicated that the probability-weighted undiscounted cash flows exceed the carrying value of the plant and related assets as of December 31, 2015. Please tell us the differences between Indian Point and the other nuclear power plants in your Entergy Wholesale Commodities segment such that Indian Point is the sole nuclear power plant that is not being closed and/or impaired. Please specifically address differences between Indian Point and FitzPatrick as they operate in the same market, along with differences between Indian Point and Palisades as they are both expected to continue operating. Also consider clarifying this matter to your investors.

   • In light of the material impairment charges that you recorded in 2015, please tell us how you considered providing a sensitivity analysis of reasonably possible changes in your assumptions to assist your investors in assessing the likelihood of future impairments.

Notes to Financial Statements

Note 3. Income Taxes

Other Tax Matters, page 127

2. We note your disclosure that Entergy recorded a deferred tax asset and current tax expense of approximately $334 million and Entergy Louisiana obtained a corresponding deferred tax asset. Please explain to us your accounting in more detail and tell us how you determined the appropriate accounting treatment citing authoritative GAAP guidance. Also tell us how you considered recording the impact of this deferred tax asset directly in shareholders' equity rather than the income statement given that it arose from a transaction between entities under common control.

Entergy Louisiana LLC

Management's Financial Discussion and Analysis

Liquidity and Capital Resources

Financing Activities, page 335

3. We note your statement that the increase in net cash used by financing activities was partially offset by a decrease of $261.5 million in common equity distributions. Please explain to us why common equity distributions significantly decreased in 2015 when compared to the amounts paid in 2013 and 2014. In future filings, please better explain the underlying reasons for changes in your cash flows and the variability in your cash flows as we believe this is important information to your debt investors. Please ensure that you do not merely recite the information seen on the face of your cash flow statement.

Entergy New Orleans, Inc.

Management's Financial Discussion and Analysis

Liquidity and Capital Resources

Financing Activities, page 387

4. We note that you received an $87.5 million capital contribution from your parent company in 2015, which was partially offset by the purchase of Entergy Louisiana's Algiers assets. Please better explain to us the reasons for the capital contribution and whether the parent has a policy or practice of providing financing support for your operations and capital expenditures. In future filings, please better explain the underlying reasons for changes in your cash flows and the variability in your cash flows as we believe this is important information to your debt investors. Please ensure that you do not merely recite the information seen on the face of your cash flow statement.

Entergy Texas, Inc.

Management's Financial Discussion and Analysis

Liquidity and Capital Resources

Financing Activities, page 410

5. We note your statement that the decrease in net cash used by financing activities was partially due to a decrease of $70 million in common stock dividends. Please explain to

us why the amount of common stock dividends paid differed in 2013 and 2014 and why no dividends were paid in 2015. In future filings, please better explain the underlying reasons for changes in your cash flows and the variability in your cash flows as we believe this is important information to your debt investors. Please ensure that you do not merely recite the information seen on the face of your cash flow statement.

System Energy Resources, Inc.

Management's Financial Discussion and Analysis

Liquidity and Capital Resources

Financing Activities, page 428

6. We note your statement that the increase in net cash used by financing activities was partially due to an increase of $98.8 million in common stock dividends and distributions. Please explain to us why the amount of common stock dividends paid significantly increased from 2013 to 2014 and again from 2014 to 2015. In future filings, please better explain the underlying reasons for changes in your cash flows and the variability in your cash flows as we believe this is important information to your debt investors. Please ensure that you do not merely recite the information seen on the face of your cash flow statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products